W. BRINKLEY DICKERSON, JR.	TROUTMAN SANDERS LLP
404.885.3822 telephone	Attorneys at Law
404.962.6743 facsimile	Bank of America Plaza
brink.dickerson@troutmansanders.com	600 Peachtree Street, NE, Suite 5200
Atlanta, Georgia 30308-2216
404.885.3000 telephone
404.885.3900 facsimile
troutmansanders.com

May 13, 2010

CONFIDENTIAL TREATMENT REQUESTED

This letter omits confidential information included in the

unredacted version of this letter that was delivered to the Staff.

Redacted information is reflected with an “*.”

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3-08

Washington, D.C. 20549

Attn:  James Allegretto, Senior Assistant Chief Accountant

Re:                             Zale Corporation

Form 10-K for the Fiscal Year Ended July 31, 2009

Filed October 29, 2009

Dear Mr. Allegretto:

The following are the responses of Zale Corporation (“Zale”) to the Staff’s comments dated April 15, 2010, on the Form 10-K for the fiscal year ended July 31, 2009.  We are submitting this letter on behalf of Zale, and the terms “we,” “our” and “the Company” in the following responses refer to Zale.

Form 10-K for Fiscal Year Ended July 31, 2009

Notes to Consolidated Financial Statements, page F-9

Note 6. Goodwill, page F-18

Comment No. 1:

We have read your response to comment five in our letter dated March 9, 2010.  Please explain how you converted the equity premiums published in Mergerstat Review to invested capital premiums and whether you utilized any inside or outside sources.  Tell us whether median acquisition premium in the retail sector, which we assume is based on the 2009 edition of Mergerstat, was cumulative or represented premiums for calendar 2009.  Tell us whether the median premiums between 2004 through 2007 were also for the retail sector or a variety of sectors.  Please tell us whether the 2004-2007 premiums were based on transactions occurring in each of the calendar years or were cumulative through the end of the respective calendar year.  Tell us why 2004-2007 premiums are considered more pertinent than 2004-2008 or 2004-2009 premiums.  With respect to the fair value of reporting units provided in your letter, please advise how these fair values

ATLANTA      CHICAGO      HONG KONG      LONDON      NEW YORK      NEWARK      NORFOLK      ORANGE COUNTY
RALEIGH     RICHMOND     SAN DIEGO     SHANGHAI     TYSONS CORNER     VIRGINIA BEACH     WASHINGTON, DC

were used in performing step one of your goodwill impairment test.  If you compared these amounts to the carrying value of each reporting unit, explain to us in detail how you computed carrying value of the reporting unit.  Explain the extent any liabilities, including parent or subsidiary level debt, were included in the computation of carrying value.  Finally provide us the methodology you used to compute fair value of each reporting unit.  If you used a discounted cash flow approach, provide us the discount rate used to compute present value and compare such rate to the yield to maturity on a fair value basis of your debt.  Explain any differences between the two rates including how you arrived at the discount rate.  To the extent you used a discounted cash flow approach, tell us your assumptions as to sales and expense growth.  We may have further comment.

Response:

For your convenience, we have segmented your questions related to goodwill into similar topics.  The specific questions being answered precede each response.

Please explain how you converted the equity premiums published in Mergerstat Review to invested capital premiums and whether you used any inside or outside sources.  Tell us whether median acquisition premium in the retail sector, which we assume is based on the 2009 edition of Mergerstat, was cumulative or represented premiums for calendar 2009.  Tell us whether the median premiums between 2004 through 2007 were also for the retail sector or a variety of sectors.  Please tell us whether the 2004-2007 premiums were based on transactions occurring in each of the calendar years or were cumulative through the end of the respective calendar year.

Equity premiums included in the 2009 edition of Mergerstat Review were converted to invested capital premiums based on an assumed capital structure of 15 percent debt and 85 percent equity.  This capital structure was also used in the discount rate analysis and is based on the capital structures of comparable guideline companies.  Guideline company information was obtained primarily from Compustat and reflects the most recently available financial information as of the valuation date.  The average equity premium for the retail sector was 49 percent in calendar 2008 and ranged between 24 percent and 33 percent in calendar years 2004 through 2007.  These premiums were converted to the invested capital premiums using the 15 percent debt and 85 percent equity capital structure.  For example, the average calendar 2008 retail sector equity premium of 49 percent was converted to an invested capital premium of approximately 42 percent assuming an 85 percent capital structure (49 percent x 85 percent = 41.5 percent).  Similarly, the 2004 through 2007 retail sector equity premiums ranged from 24 percent (2004) to 33 percent (2006) and convert to an invested capital premiums ranging from 20 percent to 28 percent.

The original response stated: “We converted the equity premiums noted in the 2009 edition of Mergerstat Review to invested capital premiums for comparison purposes.  On an invested capital basis, the median acquisition premium in the retail sector was 42 percent and ranged from 9 percent to 103 percent.  The median premium ranged between 20 percent and 28 percent on an invested capital basis during calendar years 2004 through 2007.”

The previous paragraph should have read that the “average invested capital premium in the retail sector was 42 percent in calendar year 2008 and ranged between 20 percent and 28 percent for calendar year 2004 through 2007.”  The 42 percent average invested capital premium was based on transactions closed in calendar year 2008 and is not cumulative.  The invested capital premiums for calendar year 2004 through 2007 were based on the retail sector and on transactions closed in each of the respective calendar years.  The calendar year 2004 through 2007 invested capital information is not cumulative.

Using the spot price of Zale stock as of December 31, 2009, the fair value analysis suggests an invested capital premium of * percent, while using the 90-day trailing average price of Zale stock suggests an invested capital premium of * percent.  Both of these implied premiums are supported by market evidence from the premium control studies.

Tell us why 2004-2007 premiums are considered more pertinent than 2004-2008 or 2004-2009 premiums.

The 2004 through 2008 premiums were considered, and no particular year was given more consideration than others.  At the time of the valuation and impairment testing, 2009 premiums were not available in Mergerstat Review, as the 2010 edition had not yet been published.

With respect to the fair value of reporting units provided in your letter, please advise how these fair values were used in performing step one of your goodwill impairment test.  If you compared these amounts to the carrying value of each reporting unit, explain to us in detail how you computed the carrying value of the reporting unit.  Explain the extent any liabilities, including parent or subsidiary level debt, were included in the computation of carrying value.

Fair values were determined for each of the Company’s reporting units on a total invested capital basis and were compared to the total invested capital carrying values for each of the respective reporting units.  The carrying value for each reporting unit was calculated as the total assets for each reporting unit (including goodwill) less non-debt liabilities.  Because the valuation utilized total invested capital of each reporting unit, the carrying value represents total capital as the sum of debt and equity.  As such, debt was not specifically applied to the reporting units.  Please see the table below for the calculation of each reporting unit’s carrying value of total invested capital and the corresponding explanations of how each item was derived.

Balance Sheet

December 31, 2009

(Dollars in thousands)

	Zale US			Pagoda			Peoples

Cash	$	*	[A]	$	*	[A]	$	*	[A]
Merchandise Inventories		*	[A]		*	[A]		*	[A]
Other Current Assets		*	[A]		*	[A]		*	[A]
Allocated Current Assets		*	[B]		*	[B]		*
Total Current Assets		*			*			*

Property and Equipment, Net		*	[A]		*	[A]		*	[A]

Goodwill		*			*	[A]		*	[A]
Total Assets	$	*		$	*		$	*

Current Liabilities	$	*	[A]	$	*	[A]	$	*	[A]
Allocated Current Liabilities		*	[C]		*	[C]		*

Long Term Liabilities:
Long-term Accrued Rent		*			*			*	[A]
Allocated Long-Term Accrued Rent		*	[D]		*	[D]		*
Long-Term Accrued Warranty Revenue		*	[A]		*			*	[A]
Other Non-Current Liability		*			*			*	[A]
Total Long Term Liabilities		*			*			*

Total Liabilities		*			*			*

Net Assets	$	*		$	*		$	*

Notes:

[A] Amounts are specifically attributable to the reporting units, therefore, no allocations are required.

[B] Amount represents vendor receivables and supplies recorded at the corporate level.  Allocation is based on a percentage of revenues.

[C] Amount represents accounts payable recorded at the corporate level.  Allocation is based on a percentage of revenues.

[D] Amount represents the long-term portion of straight-line rent recorded at the corporate level.  Allocation is based on a percentage of revenues.

Finally, provide us the methodology you used to compute fair value of each reporting unit.  If you used a discounted cash flow approach, provide us the discount rate used to compute present value and compare such rate to the yield to maturity on a fair value basis of your debt.  Explain any differences between the two rates including how you arrived at the discount rate.  To the extent you used a discounted cash flow approach, tell us your assumptions as to sales and expense growth.

The valuation considered both the discounted cash flow method (the income approach) as well as the market approach.  However, due to the limited number of public peer companies and the wide dispersion of market multiples within this small data set, we did not give specific weight to the market approach.  The market approach was used to derive a range of values to assess the reasonableness of the discounted cash flow method.

The discount rates for the three reporting units varied based on the perceived risk of achieving the forecasts considering past performance.  Each of the discount rates included significant premiums for specific company risk adjustments.  The resulting discount rates were 17 percent for the Peoples reporting unit, 20 percent for the Pagoda reporting unit and 24 percent for the Zales U.S. reporting unit.  We did not compare any rates to existing debt, as GAAP looks to the market participant perspective where an industry capital structure was assumed.  In addition, our existing debt is “asset-backed” and the discount rate would not be comparable.  Furthermore, the capital structure used in the valuation assumes 15 percent debt.  As a result, any changes to the discount rate associated with debt would have a relatively small impact on the valuation.

Included below is a summary of forecasted information used to determine the fair values of each reporting unit.  The revenues and gross margins used in the valuation return to fiscal 2008 levels after fiscal 2014 for Zales U.S., in fiscal 2014 for Pagoda and in fiscal 2013 for Peoples.

Comparable Store Sales

Projected Fiscal Year
	2010		2011		2012		2013

Zales US	*	%	*	%	*	%	*	%
Peoples	*	%	*	%	*	%	*	%
Pagoda	*	%	*	%	*	%	*	%

Comparable store sales were not forecasted for fiscal 2014.  The forecasted revenues for fiscal 2014 were based on an estimated increase in total revenues of * percent for Zales U.S. and Peoples and * percent for Pagoda.

Gross Margin

Projected Fiscal Year
	2010		2011		2012		2013

Zales US	*	%	*	%	*	%	*	%
Peoples	*	%	*	%	*	%	*	%
Pagoda	*	%	*	%	*	%	*	%

Operating Expenses, as a percent of sales (excluding depreciation and taxes)

Projected Fiscal Year
	2010		2011		2012		2013

Zales US	*	%	*	%	*	%	*	%
Peoples	*	%	*	%	*	%	*	%
Pagoda	*	%	*	%	*	%	*	%

Comment No. 2:

Your response to comment five in our letter dated March 9, 2010 indicates that the reporting unit entitled “Zales U.S.” consists of Zales Jewellers, Gordon’s Jewellers and Zales Outlet.  Based on your response to comment 8 of the same letter you indicated that your operating segments, as defined in ASC 280-10-50-1 through 50-9, within Five Jewelry include Zales Jewellers, Zales Outlet, Gordon’s Jewellers and Peoples Jewellers and Mappins Jewellers.  Please note that operating segments may not be aggregated into reporting units for purposes of goodwill impairment testing.  Specifically, it appears that the Zales Jewellers, Gordon’s Jewellers and Zales Outlet operating segments should not be aggregated into one reporting unit.  In this regard, please note that the determination of reporting units under ASC 350 begins with the definition of an operating segment in ASC 280 and permits disaggregating that operating segment into economically dissimilar components for the purpose of testing goodwill for impairment.  ASC 350-20-35-35 provides for the aggregation of two or more components of an operating segment that share similar economic characteristics into a single reporting unit, but only components within an operating segment may be aggregated into reporting units.  That is, components in two different operating segments that share similar economic characteristics may not be combined into a single reporting unit.  We understand that you have no goodwill remaining in the Zales U.S. reporting unit.  However, to the extent that you combine operating segments in the future could be an issue.  Please confirm that you will reconsider your reporting unit structure for goodwill impairment testing in light of these observations or clarify our understanding.

Response:

In the future, we will not combine operating segments into a single reporting unit for goodwill impairment testing.

Note 7.  Other Charges and Gains, page F-19

Comment No. 3:

We reviewed your response to comment six in our letter dated March 9, 2010 and the related disclosures included in footnote 5 to your financial statements for the quarterly period ended January 31, 2010.  We believe ASC 420 requires that the fair value of an operating lease termination be determined based on the remaining lease rentals reduced by estimated sublease rentals that could reasonably be obtained for the property.  As such, for abandoned leases where you have not finalized termination agreements, please show us your analysis of the remaining rental obligations less the estimated sublease rentals and the estimate for lease settlement/termination charges.  If the amount you estimated for lease settlement costs is materially different than the amount computed pursuant to the guidance in ASC 420, please tell us in detail why you continue to believe  your accounting complied with GAAP.  Please also tell us how your accounting in periods subsequent to the cease-use date is consistent with the guidance in ASC 420-10-35.

Additionally, as it relates to the former Bailey Banks & Biddle locations where you have not finalized termination agreements, please tell us your basis in GAAP for recording the termination charges based on expectations of future payments required to settle the remaining leases, rather than recording the charges based on your contractual obligation for the remaining lease rentals.  It appears to us that you have a present obligation/liability for all remaining lease payments as a result of your guarantee of Finlay’s lease obligation and Finlay’s subsequent liquidation.  It appears this obligation will continue until you reach settlement agreements with the landlords, at which time a gain or loss on settlement could result.

Response:

As noted in our initial response to your question, we believe the information obtained from negotiated settlements with comparable leases and ongoing negotiations with landlords represent the best available indicator of market sublease rentals and the time required to sublease the property.  As a result of your comment, we have performed a detail analysis (see attached) to support our belief that our previous estimates were representative of the calculation required under ASC 420.  The discount rate and the number of months required to sublease used in the attached analysis were based on industry information obtained from the Korpacz Real Estate Investor Survey for the first quarter of 2010.  The discount rates noted in this report ranged from 7 percent to 17 percent (average of 10.7%) and the period of time required to sublease ranged from 3 months to 18 months (average of 8 months) during the first quarter of 2010.  Based on this data, and the opinion of an expert in the real estate industry, we used a * percent discount rate and assumed that we would need * months to sublease.  We also utilized an expert in the real estate industry, and the knowledge we have of market rentals in specific malls, to estimate the range of sublease rentals for each location.  The total reserve based on the estimated sublease rentals provided by this expert ranged from approximately $* million to $* million.  The midpoint of estimated sublease rentals for each lease was utilized to recalculate the reserve in the attached analysis resulting in a $0.3 million difference compared to the actual reserve recorded as of July 31, 2009.  We will calculate the estimated reserve using the remaining rental obligations less the estimated sublease rentals for leases where termination agreements have not been finalized each reporting period and adjust the reserve based on the calculation.

ASC 420-10-35 requires that changes to the liability, including a change resulting from a revision to either the timing or the amount of the estimated cash flows over the future service period, shall be measured using the credit-adjusted risk-free rate that was used to measure the liability initially.  As discussed in the preceding paragraph, the estimated termination costs approximated the remaining rental obligations less the estimated sublease rentals.  As a result, there have been no material changes in the amount of the estimated cash flows as a result of finalizing agreements subsequent to the cease-use date.  Any future changes in the amount or timing of the estimated cash flows will be recorded in the period that the change occurs.

As it relates to the Bailey Banks & Biddle locations where we have not finalized termination agreements, we believe the estimated reserves for these leases should be accounted for in accordance with ASC 420.  As a result of Finlay’s default on the leases and subsequent liquidation, the rights and obligations under the leases transferred back to the Company.  The leases are now no different than other operating leases associated with closed stores.  We are obligated to pay the original lease payments and can choose to utilize the space for other brands, sublease the stores or negotiate termination agreements with the landlords.  The estimated obligations related to the Bailey Banks & Biddle locations were calculated in the same manner as the closed stores discussed in the previous paragraphs and is included in the attached analysis.

We appreciate the assistance the Staff has provided with its comments on our filings.  We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review.  If you have any questions please do not hesitate to call Eric Koontz at (404) 885-3309 or me at (404) 885-3822.

Very truly yours,

/s/ W. BRINKLY DICKERSON, JR.
W. Brinkley Dickerson, Jr.

cc:	Hilary Molay (Zale)
Matt Appel (Zale)
Jim Sullivan (Zale)
Eric Koontz (Troutman)

Zale Portfolio Closure Detail

As of July 31, 2009

[ * ]